UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38507

M17 Entertainment Limited

(Exact name of registrant as specified in its charter)

13F, No. 2, Sec. 5, Xinyi Road

Xinyi District, Taipei City 110, Taiwan

Republic of China

+886-2-2720-8688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of each class of securities covered by this Form)

American Depositary Shares each representing 8 Class A Ordinary Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, M17 Entertainment Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 2, 2018	M17 ENTERTAINMENT LIMITED

	By:	/s/ Joseph Jiexian Phua
	Name:	Joseph Jiexian Phua
	Title:	Director and Group Chief Executive officer